

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

<u>Via E-mail</u>
Debra A. Cafaro
Chairman and Chief Executive Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, Illinois 60654

      Re: **Ventas, Inc.**
               Form 10-K for the fiscal year ended December 31, 2014
               Filed February 13, 2015
               File No. 1-10989

Dear Ms. Cafaro:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Sonia Barros

                            Sonia Barros
                            Assistant Director